                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):
         |X| Form 10-K |_| Form 11-K   |_| Form 20-F   |   | Form 10-Q
                                                        ---

         For Period Ended: January 31, 2006

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                          DECTRON INTERNATIONALE, INC.
                 -----------------------------------------------
                             Full Name of Registrant

                               4300 Poirier Blvd.
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                        Montreal, Quebec, Canada H4R 2C5
                ------------------------------------------------
                            City, State and Zip Code

                                    PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the
15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant is unable to file its Annual Report on Form 10-K for the period ended January 31, 2006 within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the registrant from filing said report because such information is integral to the report. The registrant fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard B. Raymer, Esq.      (416) 595-2681
         ----------------------      --------------
         (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
| X | Yes | | No

For the year ended January 31, 2006, the Registrant's net revenue is approximately $47 million, compared to approximately $ 41 million for the year ended January 31, 2005 an increase of approximately $6 million.

The Registrant expects to report a net loss of $213,000 for the year ended
January 31, 2006, compared to a net loss of $ 988,000 for the year ended
January 31, 2005.

                          Dectron Internationale, Inc.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2006                             By: /s/ Mauro Parissi
                                               Mauro Parissi
                                             Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)